                                                          Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                                under the Securities Act of 1933
                                                  Subject Company: Expedia, Inc.
                                                   Commission File No. 000-27429


This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the pending acquisition of a controlling interest in Expedia, Inc. ("Expedia") by USA Networks, Inc. ("USA"). Forward-looking statements may be identified by, among other things, the words "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including final adjustments made in closing the quarter and those identified in the Company's filings with the SEC. We have based all of our forward-looking statements on information available to us as of December 12, 2001, and we are not obligated to update any of these forward-looking statements.

Email message to Expedia, Inc. employees from Expedia, Inc.'s Chief Financial Officer, Gregory Stanger:

"Please see the attached press release which went out this morning. For the reasons discussed in the press release with respect to a potential delay in the Expedia / USA transaction, we have not distributed warrants to employee stock option holders as we anticipated doing on December 7th. A public statement will be made regarding the status and timing of the Expedia / USA transaction as soon as possible.

Greg".

Attached press release:


[EXPEDIA, INC. LOGO]


                                                       For Release 9:00 a.m. EST
                                                               December 12, 2001

Expedia, Inc. Statement on Published Reports Regarding USA Networks, Inc. and Vivendi Universal


     BELLEVUE, Wash. - December 12, 2001 - Expedia, Inc. (Nasdaq: EXPE) today commented on published reports that USA Networks, Inc. ("USA") is in discussions with Vivendi Universal ("Vivendi") regarding an acquisition by Vivendi of certain assets of USA. To the extent such a transaction is announced by the parties or is considered probable, this may impact the timing of the presentation to Expedia shareholders for approval of the pending USA/Expedia(R) merger transaction and may require the filing and distribution to Expedia shareholders of an amended joint prospectus / proxy and information statement.

     Expedia will conduct its scheduled shareholder meeting on December 17th at which time shareholders will elect directors and will transact any other business as may properly come before the annual meeting including, to the extent a USA/Vivendi transaction has not been announced and is considered not probable, approval of the USA/Expedia merger transaction.

     A public statement will be made regarding the status and timing of the Expedia / USA transaction as soon as possible.

                                      ####

This press release contains forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including final adjustments made in closing the quarter and those identified in the Company's filings with the SEC.

Expedia, Expedia.com, the Expedia logo and Travelscape.com are either registered trademarks or trademarks of Expedia, Inc. in the U.S. and Canada. The names of actual companies and products mentioned herein may be trademarks of their respective owners.


For investor information about Expedia, Inc.:

     Phone: (425) 564-7233; Email: investor@expedia.com or visit http://investor.expedia.com

For more information, press only:

     Darcy Bretz, Edelman Public Relations, (312) 240-2619

darcy.bretz@edelman.com or visit http://expedia.com/daily/press


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